SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated November 3, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 3, 2014 the company reported the summary of the resolution adopted by the Shareholders Meeting:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES

The meeting approved by unanimous decision that the representatives of shareholders The Bank of New York Mellon, ANSES FGS and IRSA Inversiones y Representaciones Sociedad Anónima sign the meeting’s minutes.

ITEM TWO: APPROVAL OF DOCUMENTS REQUIRED UNDER SECTION 234, PARAGRAPH 1, LAW No. 19,550 FOR THE FISCAL YEAR ENDED 06.30.2014.
The meeting resolved by unanimous decision that reading of the documents submitted to it be dispensed and that such documents be fully approved in such form as submitted to the shareholders’ meeting.

ITEM THREE: APPROVAL OF BOARD PERFORMANCE
The meeting approved by majority vote the Board of Directors’ performance, as well as the performance of each of its members and the audit and executive committees, as concerns the activities developed during the fiscal year under review.

ITEM FOUR: APPROVAL OF SUPERVISORY COMMITTEE’S PERFORMANCE
SHAREHOLDER’S MOTION:
The meeting approved by majority vote the Supervisory Committee’s performance during the fiscal year under review.

ITEM FIVE: TREATMENT AND ALLOCATION OF RESULTS FOR THE FISCAL YEAR ENDED 06.30.2014, CONSISTING OF INCOME FOR $377,003 THOUSAND. PAYMENT OF A CASH DIVIDEND FOR UP TO $138,693 THOUSAND
The meeting approved by majority vote (i) that the interim dividend approved at the shareholders’ meeting dated June 13, 2014 for $240,000,000 be ratified; (ii) that a cash dividend amounting to $138,693 thousand be approved; (iii) that the Board of Directors be delegated the power to implement the payment to the shareholders within the statutory terms set forth in the applicable laws, as well as the power to apply for and implement the payment such dividend to the ADR holders.

ITEM SIX: COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED 06.30.2014 FOR $ 53,591,413 (AGGREGATE COMPENSATION), AN EXCESS OF $32,061,692 OVER THE LIMIT OF FIVE PERCENT (5%) OF THE COMPANY’S NET INCOME, PURSUANT TO SECTION 261 OF LAW No. 19,550 AND THE REGULATIONS IN LIGHT OF THE AMOUNT PROPOSED TO BE DISTRIBUTED AS DIVIDENDS. DELEGATION TO THE BOARD OF THE POWER TO APPROVE THE AUDIT COMMITTEE’S BUDGET
The meeting approved by majority vote (i) the compensation payable to the Board of Directors for an amount of $ 53,591,413. (ii) that such compensation be allocated and distributed in due course according to the specific tasks performed by its members; (iii) that monthly advance payments of fees be made contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting; and (iv) that express powers be delegated to the Board for it to consider, approve and allocate in due course the Audit Committee’s budget.

ITEM SEVEN:  COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED 06.30.2014
The meeting resolved by majority vote that no compensation will be payable to the Supervisory Committee.

ITEM EIGHT: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR AND ALTERNATE DIRECTORS, IF ANY
The meeting approved by majority vote that both the number of directors and the appointments made in due course be maintained as the directors’ tenures have not expired yet.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE SUPERVISORY COMMITTEE MEMBERS
The meeting approved by majority vote that Messrs. Jose Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn be appointed regular members of the supervisory committee and that Messrs. Alicia Graciela Rigueira, Sergio Leonardo Kolaczyk and Roberto Daniel Murmis be appointed alternate members of the supervisory committee for a term of one year, pointing out that according to the regulations of the Argentine Securities Commission they qualify as independent, although they have rendered professional assistance for a consideration in connection with subsidiaries within the meaning of Section 33 of Business Companies Law No. 19,550.

ITEM TEN: APPOINTMENT TO AND DETERMINATION OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR – DELEGATION OF POWERS
The meeting approved by majority vote (i) the appointment as certifying accountant for fiscal year 2014/2015 of the firms (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers, represented by Eduardo Alfredo Loiacono as Regular External Auditor and by Raúl Leonardo Viglione as Alternate External Auditor; and (b) Abelovich Polano & Asociados, represented by Noemi Ivonne Cohn as Regular External Auditor and by Marcelo Héctor Fuxman as Alternate External Auditor; and (ii) that for the fiscal year started on July 1, 2014, the sum of $6,854,540 be approved as fees for professional tasks relating to the duties as certifying accountant for the 2014/2015 fiscal year.

ITEM ELEVEN: UPDATING OF REPORT ON SHARED SERVICES AGREEMENT
The meeting approved by majority vote (i) the actions taken by the Board of Directors in connection with the Framework Agreement for the Exchange of Corporate Services; and (ii) that the Board of Directors be delegated the power to implement the new agreement.

ITEM TWELVE: TREATMENT OF AMOUNTS PAID AS PERSONAL ASSET TAX LEVIED ON THE SHAREHOLDERS
The meeting approved by majority vote the actions taken by the Board of Directors in connection with the personal asset tax levied on the shareholders, for $ 98,567.50 and that such tax be fully borne by the Company for as long as such decision is not modified by a resolution of the shareholders’ meeting.

ITEM THIRTEEN: UPDATING OF REPORT ON INCENTIVE PLAN ACCORDING TO THE RESOLUTIONS AND RATIFICATIONS ADOPTED BY THE SHAREHOLDERS’ MEETINGS OF 2009/2010/2011/2012 AND 2013. APPROVAL OF ENTRY OF PERSONNEL IN THE COMPANY’S PAYROLL TO THE INCENTIVE PLAN MANAGED BY THE CONTROLLING COMPANY, DUE TO OPERATING REASONS. DELEGATION TO THE BOARD OF DIRECTORS OF THE POWERS TO IMPLEMENT THE NEW SCHEME
The meeting approved by majority vote that the employees in APSA’s payroll join the Plan managed by its controlling company; receive shares of such company; and comply with the terms and conditions of such Plan.

ITEM FOURTEEN: AMENDMENT TO SECTION ONE OF THE CORPORATE BYLAWS FOR IT TO CONFORM TO THE PROVISIONS OF THE CAPITAL MARKETS LAW CURRENTLY IN FORCE
The meeting approved by majority vote (i) that the corporate bylaws be amended for them to conform to the Capital Markets Law currently in force, by deleting the paragraph  “Company not adhered to the Optional Statutory Regime of Mandatory Public Tender Offer”; (ii) that Section One of the Company’s corporate bylaws be amended, to read as follows “SECTION ONE: NAME: The company formerly named SOCIEDAD ANÓNIMA MERCADO DE ABASTO PROVEEDOR (SAMAP), shall continue to do business under the name ALTO PALERMO S.A. (APSA), which maintains under its new name the authorization granted to it for the public offering of its securities under Resolution No. 11,271 dated March 25, 1996 of the Argentine Securities Commission; and (iii) that the Board of Directors be delegated the power to implement the resolutions herein adopted.

ITEM FIFTEEN: AMENDMENT TO SECTION TWENTY-FOUR OF THE CORPORATE BYLAWS (REMOTE SHAREHOLDERS’ MEETINGS)
The meeting approved by majority vote (i) that the relevant amendment be made in the corporate bylaws regarding the possibility of holding shareholders’ meetings from remote locations; (ii) that Section Twenty-Four of the Company’s corporate bylaws be amended to read as follows: SECTION TWENTY-FOUR: SHAREHOLDERS’ REPRESENTATION. A) Shareholders may be represented at any Shareholders’ Meeting by granting a proxy by private instrument certified by a notary, judicial or bank officer. B) The rights to shares held jointly must be exercised in unison. C) Shareholders’ Meetings, irrespective of their kind, may be held from remote locations and may act with shareholders present in person or communicated with each other by means of simultaneous transmission of sound, images and words, such as video conferences or other comparable means, always provided that the accreditation, registration, quorum and representation rules are observed and the virtual confluence and simultaneous participation of the attendants, as well as immediacy in the oral communication and vote casting processes, is ensured. The supervisory committee shall put on record the legality of the resolutions adopted. The Board of Directors shall establish the rules and further technical issues governing remote attendance at such meetings and their correct registration, all in compliance with the applicable laws and the rules issued by the controlling authority. In all cases, remote shareholders’ meetings shall maintain the same jurisdiction as the Company’s. The computation of quorum at remote shareholders’ meetings shall include the shareholders who are present through the means of simultaneous transmission of sound or image and sound, either existing or to be created in the future and in accordance with the laws in force.”; and (iii) that the Board of Directors be delegated powers for implementing the resolutions herein adopted.

ITEM SIXTEEN: APPROVAL OF SPECIAL MERGER FINANCIAL STATEMENTS OF CONIL S.A, SEPARATE SPECIAL MERGER FINANCIAL STATEMENTS OF APSA AND CONSOLIDATED MERGER FINANCIAL STATEMENTS OF APSA AND CONIL S.A. PREPARED AS OF 06.30.2014; SUPERVISORY COMMITTEE’S AND AUDITOR’S REPORTS; APPROVAL OF PRELIMINARY MERGER AGREEMENT ENTERED INTO WITH CONIL SA AND FURTHER DOCUMENTS, AUTHORIZATIONS AND DELEGATIONS OF POWERS. APPOINTMENT OF REPRESENTATIVE TO EXECUTE THE FINAL AGREEMENT AND CARRY OUT ALL FURTHER PROCEEDINGS
The meeting approved by majority vote that discussion of this matter be postponed until November 14, 2014, at 1:00 p.m., at a meeting to be held outside the corporate premises, at Bolívar 108 1st Floor, City of Buenos Aires.

ITEM SEVENTEEN: APPROVAL, AS REQUESTED BY THE ARGENTINE SECURITIES COMMISSION UNDER THE SCOPE OF THE PROCEEDINGS FOR AUTHORIZATION OF THE COMPANY’S US$ 300,000,000 GLOBAL NOTE PROGRAM, OF RECTIFICATION TO BE MADE IN THE ANNUAL REPORT RELATING TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2013 IN CONNECTION WITH THE AMOUNTS INCLUDED IN THE TABLES ON THE COMPANY’S SHOPPING CENTERS DATA AND RENTAL PRICE PER SQUARE METER
The meeting approved by majority vote that the Annual Report relating to the Financial Statements as of June 30, 2013 be rectified as requested by the Argentine Securities Commission and that the actions taken by the Board of Directors be approved.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 4, 2014